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                            June 5, 2020

       Anne Chwat, Esq.
       Executive Vice President, General Counsel and Corporate Secretary International Flavors & Fragrances Inc.
       521 West 57th Street
       New York, New York 10019

                                                        Re: International
Flavors & Fragrances Inc.
                                                            Preliminary Proxy
Statement on Schedule PREM14A
                                                            Filed May 7, 2020
                                                            File No. 001-04858

       Dear Ms. Chwat:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule PREM14A filed May 7, 2020

       General

   1. Please amend this proxy statement to address any applicable comments issued on the
                                                        Nutrition &
Biosciences, Inc. registration statement on Form S-4 and Form S-1 filed on
                                                        May 7, 2020.
 Anne Chwat, Esq.
FirstName LastNameAnne Chwat, Esq.
International Flavors & Fragrances Inc.
Comapany NameInternational Flavors & Fragrances Inc.
June 5, 2020
Page 2
June 5, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar at (202) 551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Christine Westbrook at (202) 551-5019 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Kyle A. Harris, Esq.